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                                                               February 28, 2001



By EDGAR filing and by hand
---------------------------

Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549-0305

Attention:        Alexander Evans
                  James C. Lopez

         RE:      American Eagle Tankers Inc. Limited
                  Registration Statement on Form F-1, Registration No. 333-62326

Gentlemen:

         American Eagle Tankers Inc. Limited ("AET") hereby requests the withdrawal of AET's Registration Statement on Form F-1, registration number 333-62326, filed with the Commission on June 5, 2001 (as amended by amendment number 3 dated June 26, 2001), and declared effective on June 28, 2001 (the "Registration Statement"). AET requests withdrawal of its Registration Statement because the offering price it was able to achieve under current market conditions was not satisfactory to it. No securities were sold in connection with the offering. Although it currently has no plans to do so, AET may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act of 1933.

         Please advise the undersigned and our counsel, Raymond J. Fisher of Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, NY 10005-1413, Telephone No. (212) 530-5305, Fax. No. (212) 822-5305, of the
effectiveness of the order granting the withdrawal of the Registration
Statement.

                                         Very truly yours,
                                         American Eagle Tankers Inc. Limited



                                         By:    /s/ Joseph Kwok
                                            --------------------------------
                                            Name:  Joseph Kwok
                                            Title: President & CEO